

Mail Stop 4561

December 4, 2008

Eric J. Wedeen
Chief Financial Officer
Community Financial Shares, Inc.
357 Roosevelt Road
Glen Ellyn, IL 60137

   **Re: Community Financial Shares, Inc.**
     **Preliminary Proxy Statement on Schedule 14A**
     **Filed November 10, 2008**
     **File No. 000-51296**

Dear Mr. Wedeen:

   We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

        Sincerely,


        William C-L Friar
        Senior Financial Analyst